Exhibit 1

Trian Fund Management, L.P. 280 Park Avenue, New York, NY 10017 T: 212 451-3000 F: 212 451-3134

March 12, 2015

By Federal Express and email c/o Erik.T.Hoover@dupont.com

The Board of Directors
c/o Corporate Secretary
DuPont Company
1007 Market Street
D-9058
Wilmington, DE 19898

Dear Members of the Board:

Trian Fund Management, L.P. (“Trian”) currently beneficially owns approximately 24.6 million shares of E.I. du Pont de Nemours and Company (“DuPont”), valued at approximately $1.9 billion, making Trian one of DuPont’s largest stockholders. As you know, Trian has nominated four highly qualified candidates for election to the DuPont Board of Directors at the 2015 Annual Meeting of Stockholders.

At Trian, we take pride in our singular focus on making companies great for the benefit of all shareholders. We are disappointed that, despite our principals’ 40+ year track record of successfully helping to build companies and our reputation as long-term shareholders who work constructively with boards and management teams, your recent materials prepared for DuPont shareholders suggest that we have not worked and will not work well with your team. That is simply not correct.

When Trian nominees are elected to a board, they quickly begin collaborating with the other board members and working to assure management accountability and enhanced engagement in the boardroom. In particular, Nelson Peltz, our CEO and one of the Trian nominees for the DuPont Board, has a distinguished career as a constructive investor and director.

But don’t just take our word for it. We encourage you to review the comments of directors who have served on boards with Nelson, CEOs of companies we have invested in, and prominent investors, business executives and union leaders who know us well. These individuals describe Nelson and Trian as “passionate advocates”, “collaborative”, “an insightful and constructive presence”, “collegial”, “prepared”, “open minded”, “focused on the best path to increase long term value” and “consistently focused on the long-term interest of shareholders.”

We urge you to review the comments of over 25 public company executive officers, directors, investors, and union officials with whom we have worked which are on our website, www.DuPontCanBeGreat.com. We believe these comments should assure you that, if elected to the DuPont Board, Trian’s nominees will seek to work collaboratively with the other Board members to improve the company and optimize its value for the benefit of all DuPont stockholders.

Sincerely,

Nelson Peltz	Peter May	Edward Garden	Matthew Peltz	Brian Schorr

Brian Baldwin	Chad Fauser	Josh Frank	Brian Jacoby	Walter Lee

cc:	John H. Myers
Arthur B. Winkleblack
Robert J. Zatta